Exhibit 99.10

REGISTRATION RIGHTS AGREEMENT

AUGUST 26, 2020

i

REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is dated as of August 26, 2020 by and among Maxeon Solar Technologies, Ltd., a Singapore public limited company (the “Company”), Total Solar INTL SAS, a French société par actions simplifiée (“Total Solar”), Total Gaz Electricité Holdings France SAS, a French société par actions simplifiée (“TGEHF,” and together with Total Solar, “Total”), Zhonghuan Singapore Investment and Development Pte. Ltd., a private company limited by shares incorporated under the laws of Singapore (“TZS”), and any other Person that becomes a party hereto by executing and delivering a joinder agreement in accordance with this Agreement.

RECITALS

WHEREAS, the Company is a newly formed company with ordinary shares (the “Ordinary Shares”), listed or to be listed on the NASDAQ Stock Market, including the NASDAQ Global Select Market or, as applicable, such other NASDAQ market, pursuant to that certain Separation and Distribution Agreement, dated November 8, 2019, by and between the Company and SunPower Corporation, a Delaware corporation (“SunPower”);

WHEREAS, immediately prior to the execution of this Agreement, SunPower distributed all outstanding Ordinary Shares owned by SunPower (the “Distribution”) to its stockholders;

WHEREAS, immediately following the completion of the Distribution, the Company will issue and sell to TZS, and TZS will acquire and purchase from the Company, newly-issued Ordinary Shares (the “Issuance”) pursuant to that certain Investment Agreement, dated November 8, 2019 (the “Investment Agreement”), by and among SunPower, the Company, Tianjin Zhonghuan Semiconductor Co., Ltd. (“TZS Co”) and Total Solar (solely for purposes of Sections 5.2, 6.1, 6.3, 6.4, 6.6, 6.8, 6.9(d), 6.10, 8.2(a) and Article IX thereof);

WHEREAS, as a condition to the Closing (as defined below), the Company, Total Solar, TGEHF and TZS have executed and delivered this Agreement prior to the Closing;

WHEREAS, (i) Total Solar and TGEHF became a direct holder of Ordinary Shares as a result of the Distribution, which was effected immediately prior to execution of this Agreement and the Closing, and (ii) TZS (as TZS Co’s designee) will become a direct holder of Ordinary Shares as a result of the Closing;

WHEREAS, concurrently with the execution of this Agreement, the Company, Total and TZS are entering into a shareholders agreement, dated as of the date hereof (the “Shareholders Agreement”); and

WHEREAS, in connection with the Distribution and the Closing, the Company, Total Solar, TGEHF and TZS (i) wish to set forth certain rights and obligations of the Company and the Holders with respect to the Ordinary Shares, (ii) have executed and delivered this Agreement prior to the Closing, and (iii) wish for this Agreement to become automatically effective immediately after the Closing (the “Effective Time”).

NOW, THEREFORE, in consideration of the covenants and promises set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions. As used in this Agreement, the following terms shall have the meanings set forth below:

(a) “Adverse Disclosure” means public disclosure of material non-public information that, in the reasonable good faith judgment of the Independent Directors serving on the Board, after consultation with independent outside counsel to the Company, (i) would be required to be made in any registration statement filed with the Commission by the Company so that such registration statement would not be materially misleading; (ii) would not be required to be made at such time but for the filing, effectiveness or continued use of such registration statement; and (iii) would have a material adverse effect on (A) the Company or its business or (B) the Company’s ability to effect a proposed acquisition, disposition, financing, reorganization, recapitalization or other transaction involving the Company.

(b) “Affiliate” means, as to any Person, any other Person or entity who directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person. As used in this definition, the term “control,” including the correlative terms “controlling,” “controlled by” and “under common control with,” means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or any partnership or other ownership interest, by contract or otherwise) of a Person.

(c) “Agreement” shall have the meaning set forth in the Preamble.

(d) “automatic shelf registration statement” shall have the meaning set forth in Section 2.6(b).

(e) “Board” means the board of directors of the Company.

(f) “Business Day” means each day other than a Saturday, Sunday or any other day when commercial banks in (i) New York, New York, (ii) Paris, France, (iii) Beijing, People’s Republic of China or (iv) Singapore are authorized or required by law to close.

(g) “Closing” means the closing of the issuance of Ordinary Shares to TZS pursuant to and in accordance with the Investment Agreement, which occured on the date of this Agreement.

(h) “Commission” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

(i) “Company” shall have the meaning set forth in the Preamble and includes the Company’s successors by merger, acquisition, reorganization or otherwise.

(j) “Distribution” shall have the meaning set forth in the Recitals.

(k) “Effective Date” means the date on which Closing occurred under the Investment Agreement.

(l) “Effective Time” shall have the meaning set forth in the Recitals.

(m) “Electronic Delivery” shall have the meaning set forth in Section 3.8.

(n) “Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(o) “Holder” or “Holders” means Total Solar, TGEHF, TZS and any other Person (other than the Company) that becomes a party hereto by executing and delivering a joinder agreement in accordance with this Agreement. A Person shall cease to be a Holder hereunder at such time as it ceases to hold any Registrable Securities.

(p) “Inapplicable Registration” shall have the meaning set forth in Section 2.4(a).

(q) “Indemnified Party” shall have the meaning set forth in Section 2.8(c).

(r) “Indemnifying Party” shall have the meaning set forth in Section 2.8(c).

(s) “Independent Director” means a director of the Company that satisfies both (i) any requirements to qualify as an “independent director” under the rules of any stock exchange or stock market on which the Ordinary Shares are then currently listed and (ii) the independence criteria set forth in Rule 10A-3 under the Exchange Act, for so long as such rule is applicable to the Company.

(t) “Investment Agreement” shall have the meaning set forth in the Recitals.

(u) “Issuance” shall have the meaning set forth in the Recitals.

(v) “Ordinary Shares” shall have the meaning set forth in the Recitals.

(w) “Person” means any natural person, company, partnership, limited liability company, firm, association, trust, government, governmental agency or other entity, whether acting in an individual, fiduciary or other capacity.

(x) “Prospectus” means the prospectus included in any registration statement (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), all amendments and supplements to such prospectus, including pre- and post-effective amendments to such registration statement, and all other material incorporated by reference or deemed to be incorporated by reference in such prospectus.

(y) “Registrable Securities” means (i) as of the date hereof, all Ordinary Shares distributed or issued in connection with the Distribution or the Issuance to any Holder, and (ii) any additional Ordinary Shares that may be paid, issued or distributed in respect of any such shares by way of conversion, dividend, share split or other distribution, or in connection with a combination of shares, and any security into which Ordinary Shares shall have been converted or exchanged in connection with a merger, consolidation, exchange, recapitalization, reclassification or similar transaction; provided, however, that as to any Registrable Securities, such securities shall cease to constitute Registrable Securities upon the earliest to occur of: (i) the date on which such securities are disposed of pursuant to an effective registration statement; (ii) the date on which such securities are disposed of pursuant to Rule 144 (or any similar provision then in effect) promulgated under the Securities Act; (iii) the date on which such securities may be sold pursuant to Rule 144 (or any similar provision then in effect) promulgated under the Securities Act and without any limitation as to volume or manner of sale restrictions; (iv) the date on which such securities have been sold in a private transaction in which the transferor’s rights pursuant to this Agreement are not validly transferred or assigned in accordance with this Agreement; and (v) the date on which such Registrable Securities cease to be outstanding.

(z) The terms “register,” “registered” and “registration” shall refer to a registration effected by preparing and filing a registration statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such registration statement.

(aa) “Registration Expenses” means all expenses incurred in effecting any registration pursuant to this Agreement, including all registration, qualification and filing fees; printing, duplication, messenger and delivery expenses; escrow fees; fees and disbursements of counsel for the Company and one independent counsel for each of the Holders (not to exceed $50,000, or $100,000 in the case of an underwritten offering); all fees, expenses and disbursements of independent certified public accountants of the Company (including the expenses of any special audit and “cold comfort” letters required by or incident to such performance); all fees and expenses incurred in connection with the listing of the Registrable Securities on any securities exchange or quotation of the Registrable Securities on any inter-dealer quotation system; blue sky fees and expenses; all fees and expenses of underwriters customarily paid by the issuers or sellers of securities and all fees and expenses of any special experts or other persons retained by the Company in connection with any registration; and all of the Company’s internal expenses (including all salaries and expenses of its officers and employees performing legal or accounting duties), but shall not include Selling Expenses.

(bb) “Requested Registration” shall have the meaning set forth in Section 2.2(a)(i).

(cc) “Requested Registration Statement” shall have the meaning set forth in Section 2.2(a)(ii).

(dd) “Rule 144” means Rule 144 as promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

(ee) “Rule 145” means Rule 145 as promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

(ff) “Rule 415” means Rule 415 as promulgated by the Commission pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission having substantially the same effect as such Rule.

(gg) “Securities Act” means the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(hh) “Selling Expenses” means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities.

(ii) “Shareholders Agreement” shall have the meaning set forth in the Recitals.

(jj) “Shelf Registration Statement” means a registration statement of the Company filed with the Commission in accordance with the Securities Act for an offering to be made on a continuous or delayed basis pursuant to Rule 415 covering the Registrable Securities, as applicable.

(kk) “Shelf Period” shall have the meaning set forth in Section 2.1(e).

(ll) “Shelf Request” shall have the meaning set forth in Section 2.1(a).

(mm) “SunPower” shall have the meaning set forth in the Recitals.

(nn) “Suspension” shall have the meaning set forth in Section 2.3(a).

(oo) “Total” shall have the meaning set forth in the Preamble.

(pp) “TZS” shall have the meaning set forth in the Preamble.

(qq) “U.S.” means the United States of America.

(rr) “Withdrawn Registration” means a forfeited Requested Registration in accordance with the terms and conditions of Section 2.2(c).

(ss) “WKSI” shall have the meaning set forth in Section 2.6(b).

ARTICLE II

REGISTRATION RIGHTS

Section 2.1 Shelf Registration.

(a) Filing and Initial Effectiveness. Upon the receipt of a written request from any Holder or group of Holders on or after the date that is twelve (12) months after the Effective Date (a “Shelf Request”), the Company shall, as promptly as practicable thereafter, file with the Commission a Shelf Registration Statement relating to the offer and sale of the Registrable Securities by such Holder or group of Holders from time to time in accordance with the methods of distribution elected by such Holder(s) and set forth in the Shelf Registration Statement and thereafter shall use its reasonable best efforts to cause such Shelf Registration Statement to be declared effective pursuant to the Securities Act within 90 days of the initial filing of such Shelf Registration Statement with the Commission, provided that no Registrable Securities that are then subject to an effective registration statement shall be required to be included therein.

(b) Amendment to Shelf Registration. Upon the written request of any Holder whose Registrable Securities are not included in the Shelf Registration Statement at the time of such Holder’s request, the Company shall amend the Shelf Registration Statement to include the Registrable Securities of such Holder; provided that the Company shall not be required to amend the Shelf Registration Statement more than once in any six month period; provided, further, that such Registrable Securities are not already covered by an existing and effective registration statement that may be utilized for the offer and sale of the Registrable Securities requested to be registered in the manner so requested.

(c) Notice to Holders; Inclusion in Amendment. Within 10 days after receiving a request pursuant to Section 2.1(a) or Section 2.1(b), the Company shall give written notice of such request to each other Holder and shall include in such filing of or amendment to the Shelf Registration Statement all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within 10 days after the Company’s giving of such notice, provided, however, that such Registrable Securities are not already covered by an existing and effective registration statement that may be utilized for the offer and sale of the Registrable Securities requested to be registered in the manner so requested.

(d) Form of Shelf Registration. The Shelf Registration Statement shall be on Form S-3 (or, if the Company is not eligible to file the Shelf Registration Statement on Form S-3, on Form S-1 (or any successor form or other appropriate form under the Securities Act)); provided that, for so long as the Company is a “foreign private issuer” (as defined in Rule 405 under the Securities Act), the Company may use the comparable forms for registration statements applicable to foreign private issuers.

(e) Continued Effectiveness. The Company shall use its reasonable best efforts to keep such Shelf Registration Statement continuously effective pursuant to the Securities Act (including filing post-effective amendments, appropriate qualifications pursuant to applicable blue sky or other state securities laws, and appropriate compliance with the Securities Act) in order to permit the Prospectus forming a part thereof to be usable by the Holders until the earliest of (i) if the Shelf Registration Statement is on Form S-1, the date the Company (A) is eligible to register the Registrable Securities for resale by Holders on Form S-3 and (B) has filed such Registration Statement on Form S-3 with the Commission and such Registration Statement on Form S-3 has been declared effective, (ii) the date that all Registrable Securities covered by the Shelf Registration Statement shall have ceased to be Registrable Securities or (iii) the expiration of such Shelf Registration Statement in accordance with Rule 415(a)(5) promulgated under the Securities Act (such period of effectiveness, the “Shelf Period”). Notwithstanding clause (iii) of this Section 2.1(e), if a Shelf Registration Statement expires in accordance with Rule 415(a)(5), subject to the limitations set forth in Section 2.1(g), any Holder or group of Holders may make a new Shelf Request relating to a Shelf Registration Statement to replace such expired Shelf Registration Statement.

(f) Shelf Notice. In the event that any Holder or group of Holders notifies the Company in writing that it wishes to sell Registrable Securities pursuant to the Shelf Registration Statement, the Company shall use its reasonable best efforts to permit or facilitate the sale and distribution of all or such portion of such Registrable Securities as are specified in such notice as soon as practicable.

(g) Limitations on Shelf Registration. The Company shall not be obligated to effect, or to take any action to effect, any sale of Registrable Securities pursuant to this Section 2.1:

(i) If the aggregate number of Registrable Securities proposed to be sold by any Holder or group of Holders at any one time pursuant to the Shelf Registration Statement will not exceed 5% of the then-outstanding Ordinary Shares;

(ii) In case such sale is proposed to be done by means of an underwritten offering, if the aggregate net proceeds from such sale are expected to be less than $50,000,000;

(iii) If Form S-1 or S-3 is not available for the distribution contemplated by such Holder or group of Holders;

(iv) In any jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service of process in such jurisdiction and except as may be required by the Securities Act, or in which it would become subject to any material tax; or

(v) If such sale of any Registrable Securities would cause the Holder requesting to sell such Registrable Securities to be in violation of the Shareholders Agreement.

Section 2.2 Requested Registration.

(a) Request for Registration.

(i) During the twelve (12)-month period after the Effective Date or if, commencing 90 days following a Shelf Request made pursuant to Section 2.1(a), there is no currently effective Shelf Registration Statement on file with the Commission, any Holder or group of Holders may make a written request to the Company for registration of Registrable Securities (a “Requested Registration”). Each such request shall specify the aggregate amount of Registrable Securities to be registered and the intended methods of disposition thereof.

(ii) The Company shall as soon as practicable file a registration statement relating to such Requested Registration (a “Requested Registration Statement”) and use its reasonable best efforts to effect such registration to permit or facilitate the sale and distribution as soon as practicable of all or such portion of the Registrable Securities as are specified in such Requested Registration.

(iii) Within 10 days after receiving a request for a Requested Registration, the Company shall give written notice of such request to each other Holder and shall, subject to the provisions of Section 2.3(d) in the case of an underwritten offering, include in such registration all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within 20 days after the Company’s giving of such notice; provided, however, that such Registrable Securities are not already covered by an existing and effective registration statement that may be utilized for the offer and sale of the Registrable Securities requested to be registered in the manner so requested.

(b) Limitations on Requested Registration. The Company shall not be obligated to effect, or to take any action to effect, any sale of Registrable Securities pursuant to this Section 2.2:

(i) If the aggregate number of Registrable Securities proposed to be sold by any Holder or group of Holders at any one time pursuant to the Requested Registration Statement will not exceed 5% of the then-outstanding Ordinary Shares;

(ii) In case such sale is proposed to be done by means of an underwritten offering, if the aggregate net proceeds from such sale are expected to be less than $50,000,000;

(iii) In any jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, qualification or compliance, unless the Company is already subject to service of process in such jurisdiction or to become subject to any material tax, and except as may be required by the Securities Act;

(iv) After the Company has initiated two Requested Registrations pursuant to this Section 2.2 in any 12-month period (counting for these purposes only (x) registrations that have been declared or ordered effective and pursuant to which securities have been sold, and (y) Withdrawn Registrations);

(v) Within 90 days after the effective date of a Company-initiated registration (or, if earlier, ending on the subsequent date on which all market stand-off agreements applicable to such offering have terminated); or

(vi) If such registration or sale of any Registrable Securities requested to be registered would cause the Holder of such Registrable Securities to be in violation of the Shareholders Agreement.

(c) Withdrawal. Any Holder or group of Holders that submitted a request for a Requested Registration may withdraw such Requested Registration at any time prior to the effectiveness of the applicable Requested Registration Statement. Upon receipt of a written notice to such effect, the Company shall cease all efforts to secure effectiveness of the applicable Requested Registration Statement but such registration shall nonetheless be deemed to be a Requested Registration for purposes of Section 2.2(a) unless (i) such Holder or group of Holders shall have paid or reimbursed the Company for all of the reasonable and documented Registration Expenses incurred by the Company in connection with such withdrawn Requested Registration or (ii) the withdrawal is made following written notice from the Company, acting through the Independent Directors, that the registration would require the Company to make an Adverse Disclosure.

Section 2.3 Additional Provisions Applicable to Sales Pursuant to Shelf Registration Statement and Requested Registration Statement.

(a) Suspension of Registration. Notwithstanding the provisions of Section 2.1 and Section 2.2, if at any time the filing, initial effectiveness or continued use of a Shelf Registration Statement or a Requested Registration Statement would require the Company to make an Adverse Disclosure, the Company acting through the Independent Directors, may, upon giving written notice thereof to each Holder, delay the filing or initial effectiveness of, or suspend the use of, such registration statement (a “Suspension”), provided that the Company shall not be permitted to exercise a Suspension for a period exceeding an aggregate of 90 days in any 12-month period. In the case of a Suspension, each Holder agrees to suspend use of the applicable Prospectus in connection with any sale or purchase of, or offer to sell or purchase, Registrable Securities promptly upon receipt of the notice referred to above until it is advised in writing by the Company that the Prospectus may be used. Upon termination of any Suspension, the Company shall promptly (A) notify each Holder, (B) amend or supplement the Prospectus, if necessary, so that it does not contain any untrue statement of a material fact contained or incorporated by reference therein or any omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and (C) furnish to each Holder such number of copies of the Prospectus as so amended or supplemented as such Holder may reasonably request.

(b) Other Shares. A Shelf Registration Statement or a Requested Registration Statement may include securities of the Company being sold for the account of the Company.

(c) Underwriting.

(i) If any Holder or group of Holders intends to sell Registrable Securities pursuant to a Shelf Registration Statement or a Requested Registration Statement by means of an underwritten offering, it shall so advise the Company as a part of its request made pursuant to Section 2.1(f) or Section 2.2(a). Subject to Section 2.6(o), such Holder or group of Holders and the Company shall enter into an underwriting agreement in customary form with the managing underwriter selected for such underwriting by such Holder or group of Holders after consultation with the Company, which managing underwriter shall be reasonably acceptable to the Company.

(ii) Within 10 days after receiving a request for an underwritten offering constituting a “takedown” from a Shelf Registration Statement, the Company shall give written notice of such request to each other Holder and shall, subject to the provisions of Section 2.3(d) hereof, include in such underwritten offering all such Registrable Securities with respect to which the Company has received written requests for inclusion therein within 20 days after the Company’s giving of such notice; provided, however, that such Registrable Securities are not already covered by an existing and effective Shelf Registration Statement that may be utilized for the offering and sale of the Registrable Securities requested to be registered in the manner so requested.

(iii) The price, underwriting discount and other financial terms for any underwritten offering of Registrable Securities pursuant to Section 2.1 or Section 2.2 shall be determined by the Holder or group of Holders participating in such underwritten offering.

(iv) The provisions of Section 2.3(a) shall be applicable to any underwritten offering pursuant to this Section 2.3(c).

(d) Priority of Securities Sold. Notwithstanding any other provision of this Section 2.3, if the managing underwriter advises the Holder or group of Holders participating in an underwritten offering in writing that marketing factors require a limitation on the number of shares to be underwritten, the managing underwriter may (subject to the limitations set forth below) limit the number of securities to be included in the registration and underwriting. The amount of securities (including Registrable Securities) that are entitled to be included in such registration and underwriting shall be allocated as follows: (i) first, to the Holder or group of Holders participating in such underwritten offering; and (ii) second, to the Company (it being understood that the Company may allocate, at its discretion, for its own account or for the account of other holders or employees of the Company).

Section 2.4 Company Registration.

(a) Company Registration. If the Company shall determine, in its sole discretion, to register any of its securities either for its own account or the account of a security holder other than any Holder (other than a registration (A) pursuant to Section 2.1 or Section 2.2, (B) relating solely to employee benefit plans, (C) relating to the offer and sale of debt securities and/or equity securities issuable upon conversion thereof or in exchange therefor, (D) relating to a corporate reorganization or other Rule 145 transaction, or (E) on any registration form that does not permit secondary sales) (any such registration, an “Inapplicable Registration”), the Company will:

(i) promptly give written notice of the proposed registration to each Holder; and

(ii) except as set forth in Section 2.4(b), use its reasonable best efforts to include in such registration (and any related qualification pursuant to blue sky laws or other compliance) all or a portion of any Registrable Securities as are specified in a written request by any Holder received by the Company within 10 Business Days after such written notice from the Company is received by such Holder.

(b) Underwriting.

(i) If the registration for which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise each Holder as a part of the written notice given pursuant to Section 2.4(a)(i). In such event, any Holder’s right to registration pursuant to this Section 2.4 shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s securities in the underwriting to the extent provided herein. Subject to Section 2.6(o), if any Holder proposes to distribute any securities (including Registrable Securities) through such underwriting, it shall (together with the Company and any other holders of securities of the Company participating in such underwriting) enter into an underwriting agreement in customary form with the managing underwriter selected by the Company.

(ii) If a Person (including any Holder) who has requested to include securities in such registration as provided above does not agree to the terms of any such underwriting, such Person shall be excluded therefrom by written notice from the Company or the underwriter. If securities are so excluded and if the amount of securities to be included in such registration was previously reduced as a result of marketing factors pursuant to Section 2.4(c), the Company shall then offer to all Persons who have retained the right to include securities in such registration the right to include additional securities in such registration in an aggregate amount equal to the number of securities so excluded, with such securities to be allocated among the Persons requesting to include additional securities in the manner set forth in Section 2.4(c).

(c) Priority of Securities Sold. Notwithstanding any other provision of this Section 2.4, if the managing underwriter advises the Company in writing that marketing factors require a limitation on the number of shares to be underwritten, the managing underwriter may (subject to the limitations set forth below) limit the number of securities to be included in the registration and underwriting. The Company shall so advise any Holder and all other holders of securities requesting registration and the amount of securities that are entitled to be included in the registration and underwriting shall be allocated as follows: (i) first, to the Company for securities being sold for its own account and (ii) second, to any Holders and any other holder of securities requesting to include such securities on such registration statement pro rata on the basis of the relative number of Registrable Securities such Holders have requested to be included in such registration and the number of Ordinary Shares requested to be included in such registration by such third parties.

(d) Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it pursuant to this Section 2.4 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration.

(e) No Effect on Shelf Registration or Requested Registration. No registration of Registrable Securities effected pursuant to a request pursuant to this Section 2.4 shall be deemed to have been effected pursuant to Section 2.1 and Section 2.2 or shall relieve the Company of its obligations pursuant to Sections 2.1 or Section 2.2.

Section 2.5 Expenses of Registration. Except as specifically provided in this Agreement, all Registration Expenses incurred in connection with any registration effected pursuant to this Article II shall be borne by the Company; provided, however, that the Company shall not be required to pay for expenses of any Requested Registration that has been subsequently withdrawn by the Holder or group of Holders that requested such Requested Registration (and such Holder or group of Holders shall reimburse the Company for such Registration Expenses), unless such Holder or group of Holders agrees to forfeit its right to one Requested Registration in such 12-month period pursuant to Section 2.2 (it being understood that if two Requested Registrations have already occurred in such 12-month period, such Holder or group of Holders shall agree to forfeit its right to one Requested Registration in the next 12-month period). In addition, if and to the extent applicable in connection with any Requested Registration, any Holder or group of Holders participating in such Requested Registration refuses to enter into an underwriting agreement with any underwriter in form reasonably necessary to effect the offer and sale of Registrable Securities and such form, at the time of such refusal complies with Section 2.6(o), and as a result such Requested Registration is withdrawn by such Holder or group of Holders, then the Company shall not be required to pay any Registration Expenses incurred in connection with such Requested Registration (and such Holder or group of Holders shall reimburse the Company for such Registration Expenses) unless such withdrawal is the result of an adverse event occurring at the Company not known to such Holder or group of Holders at the time of such Requested Registration. All Selling Expenses incurred in connection with any registration effected pursuant to Section 2.1 or Section 2.2 or with respect to any Registrable Securities of any Holder or group of Holders included in a registration statement pursuant to Section 2.4 shall be borne by such Holder or group of Holders, as applicable.

Section 2.6 Registration Procedures. In the case of each registration effected by the Company pursuant to this Article II, the Company will use its reasonable best efforts to effect such registration to permit the sale of securities in accordance with the intended method or methods of distribution thereof as expeditiously as reasonably practicable and will keep the Holders advised on a reasonably current basis as to the initiation of each registration and as to the completion thereof. At its expense, the Company will use its reasonable best efforts to:

(a) Prepare the required registration statement, including all exhibits and financial statements required pursuant to the Securities Act to be filed therewith, and before filing a registration statement, or any amendments or supplements thereto, or Prospectus, (i) furnish to the underwriter, if any, and the Holder or group of Holders copies of all documents prepared to be filed, which documents shall be subject to the review of such underwriter, the Holder or group of Holders and their respective counsel, and (ii) except in the case of a registration pursuant to Section 2.4, not file any registration statement, or amendments or supplements thereto, or Prospectus to which the underwriter, if any, or the Holder or group of Holders shall reasonably object;

(b) To the extent that the Company is a well-known seasoned issuer (as defined in Rule 405 promulgated under the Securities Act) (a “WKSI”) at the time that any request for registration is submitted to the Company in accordance with Section 2.1 or Section 2.2, file a new automatic shelf registration statement (as defined in Rule 405 promulgated under the Securities Act) (an “automatic shelf registration statement”);

(c) Prepare and file with the Commission such amendments and supplements to such registration statement and the Prospectus used in connection with such registration statement as may be (i) reasonably requested by the Holder or group of Holders (except in the case of a registration pursuant to Section 2.4) or (ii) necessary to comply with the provisions of the Securities Act;

(d) Furnish to the Holder or group of Holders and each underwriter, if any, without charge, as many conformed copies as such Holder or group of Holders or any underwriter may reasonably request of the applicable registration statement and any amendment or post-effective amendment thereto, including financial statements and schedules, all documents incorporated therein by reference and all exhibits (including those incorporated by reference);

(e) Furnish, without charge, such number of Prospectuses, including any preliminary Prospectuses, and other documents incident thereto, including any amendment of or supplement to the Prospectus, as the Holder or group of Holders may from time to time reasonably request;

(f) On or prior to the date on which the applicable registration statement is declared effective, to the extent required by applicable Law, register and qualify the securities covered by such registration statement pursuant to the securities or blue sky laws of each jurisdiction as shall be reasonably requested by the Holder or group of Holders; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions where it is not then so subject;

(g) Except in the case of a registration pursuant to Section 2.4, notify the Holder or group of Holders and the managing underwriter, if any, and (if requested) confirm such advice in writing and provide copies of the relevant documents, as soon as reasonably practicable after notice thereof is received by the Company, (i) when the applicable registration statement, or any amendment or supplement thereto, has been filed or becomes effective and when the applicable Prospectus has been filed; and (ii) of any written comments by the Commission or any request by the Commission or any other federal or state governmental authority or regulatory authority for amendments or supplements to such registration statement or such Prospectus or for additional information;

(h) Promptly notify the Holder or group of Holders (i) of the issuance by the Commission of any stop order suspending the effectiveness of such registration statement or any order by the Commission or any other federal or state governmental authority or regulatory authority preventing or suspending the use of any preliminary or final Prospectus or the initiation, or written threatened initiation, of any proceedings for such purposes; (ii) of the receipt by the Company of any notification with respect to the suspension of the qualification of the securities so registered for offering or sale in any jurisdiction or the initiation, or written threatened initiation, of any proceeding for such purpose; and (iii) at any time when a Prospectus relating to such registration statement is required to be delivered pursuant to the Securities Act of the occurrence of any event as a result of which the Prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading, and following such notification promptly prepare and furnish to the Holder or group of Holders a reasonable number of copies of a supplement to, or an amendment of, such Prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such Prospectus shall not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances under which they were made not misleading;

(i) Prevent or obtain the withdrawal of any stop order or other order suspending the use of any preliminary or final Prospectus;

(j) Promptly incorporate in a Prospectus supplement or post-effective amendment such information as the managing underwriter and the Holder or group of Holders agree should be included therein relating to the plan of distribution with respect to such securities, and make all required filings of such Prospectus supplement or post-effective amendment as soon as reasonably practicable after being notified of the matters to be incorporated in such Prospectus supplement or post-effective amendment;

(k) If at any time when the Company is required to re-evaluate its WKSI status for purposes of an automatic shelf registration statement used to effect a request for registration in accordance with Section 2.1 or Section 2.2, (i) the Company determines that it is not a WKSI, (ii) the registration statement is required to be kept effective in accordance with this Agreement, and (iii) the registration rights of any Holder pursuant to this Agreement have not terminated, promptly amend the registration statement onto a form that the Company is then eligible to use or file a new registration statement on such form, and keep such registration statement effective in accordance with the requirements otherwise applicable pursuant to this Agreement;

(l) Cooperate with the Holder or group of Holders and the managing underwriter, if any, to facilitate the timely preparation and delivery of certificates representing securities to be sold that are in a form eligible for deposit with The Depository Trust Company and that do not bear any restrictive legends, and enable such securities to be in such denominations and registered in such names as the managing underwriter may request at least two Business Days prior to any sale of securities to the underwriters;

(m) Provide a transfer agent and registrar for all securities registered pursuant to such registration statement and a CUSIP number for all such securities, in each case not later than the effective date of such registration;

(n) Cause all such securities registered hereunder to be listed on each securities exchange on which the same securities issued by the Company are then listed;

(o) In connection with any underwritten offering, enter into an underwriting agreement in form reasonably necessary to effect the offer and sale of such securities, provided that (i) such underwriting agreement contains reasonable and customary provisions, (ii) if participating in such underwriting, a Holder shall also enter into and perform its respective obligations pursuant to such agreement, (iii) if participating in such underwriting, the indemnification and contribution obligations of such Holder shall be several and not joint, and (iv) if participating in such underwriting, the aggregate amount of such Holder’s liability shall not exceed its net proceeds from such underwritten offering;

(p) Obtain for delivery to any Holder or group of Holders and the underwriter, if any, an opinion from counsel for the Company dated the effective date of the registration statement or, in the event of an underwritten offering, the date of the closing pursuant to the underwriting agreement, in customary form, scope and substance, which opinion shall be reasonably satisfactory to such Holder or group of Holders and to the underwriter, as the case may be, and their respective counsel;

(q) In connection with any underwritten offering pursuant to a registration statement filed pursuant to Section 2.1 or Section 2.2, obtain for delivery to the Company and the managing underwriter, if any, with copies to any Holder or group of Holders, a “cold comfort” letter from the Company’s independent certified public accountants in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing underwriter reasonably requests, dated the date of execution of the underwriting agreement and brought down to the closing pursuant to the underwriting agreement;

(r) Cooperate with any Holder or group of Holders and each underwriter, if any, participating in the disposition of such securities and their respective counsel in connection with any filings required to be made with the Financial Industry Regulatory Authority, Inc.;

(s) Make available to its security holders, as soon as reasonably practicable, an earnings statement satisfying the provisions of Section 11(a) of the Securities Act;

(t) Except in the case of a registration pursuant to Section 2.4, make available upon reasonable notice at reasonable times and for reasonable periods for inspection by a representative appointed by any Holder, by any underwriter participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such Holder or any such underwriter, all pertinent financial and other records, corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees and the independent public accountants who have certified the Company’s financial statements to make themselves available to discuss the business of the Company and to supply all information reasonably requested by any such Person in connection with such registration statement as shall be necessary to enable them to exercise their due diligence responsibility, provided that any such Person gaining access to information regarding the Company pursuant to this Section 2.6(t) shall agree to hold such information in strict confidence and shall not make any disclosure or use any such information that the Company determines in good faith to be confidential, and of which determination such Person is notified, unless (i) the release of such information is required by law; (ii) such information is or becomes publicly known other than through a breach of this or any other agreement; (iii) such information is or becomes available to such Person on a non-confidential basis from a source other than the Company, which source had no contractual or other duty of confidentiality to the Company with respect to such information and of which the Holder is aware; or (iv) such information is independently developed by such Person; and

(u) In connection with any underwritten offering pursuant to a registration statement filed pursuant to Section 2.1 or Section 2.2, cause the senior executive officers of the Company to participate in the customary “road show” presentations that may be reasonably requested by the managing underwriter in any such underwritten offering and otherwise to facilitate, cooperate with, and participate in each proposed offering contemplated herein and customary selling efforts related thereto.

Section 2.7 Suspension of Sales. Upon any notification by the Company pursuant to Section 2.6(h), no Holder shall offer or sell Registrable Securities unless and until, as applicable (a) the Company has notified such Holder that it has prepared a supplement or amendment to such Prospectus and delivered copies of such supplement or amendment to such Holder, or (b) the Company has advised such Holder in writing that the use of the applicable Prospectus may be resumed. It is acknowledged and agreed that this Section 2.7 shall in no way diminish or otherwise impair the Company’s obligations pursuant to Section 2.6(h) or Section 2.6(i).

Section 2.8 Indemnification.

(a) To the fullest extent permitted by law, the Company will indemnify and hold harmless each Holder, each of its officers, directors and stockholders, each Person controlling such Persons within the meaning of Section 15 of the Securities Act, and each Holder’s legal counsel and accountants against any and all expenses, claims, losses, damages and liabilities, joint or several, or actions, proceedings or settlements in respect thereof (each, a “Loss” and collectively “Losses”) arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any final, preliminary or summary Prospectus, any registration statement, any issuer free writing prospectus (as defined in Rule 433 of the Securities Act), or any issuer information (as defined in Rule 433 of the Securities Act) filed or required to be filed by the Company pursuant to Rule 433(d) promulgated under the Securities Act; (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a Prospectus or preliminary Prospectus, in light of the circumstances under which they were made) not misleading; or (iii) any violation (or alleged violation) by the Company of the Securities Act, any state securities laws or any rule or regulation thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any offering covered by such registration, qualification or compliance. The Company will reimburse each such indemnified Person for any legal and any other expenses reasonably incurred in connection with investigating and defending or settling any such Loss; provided, however, that the Company will not be liable in any such case to the extent that any such Loss arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by such indemnified Person and stated to be specifically for use therein; and provided, further, however, that the obligations of the Company hereunder shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the consent of the Company unless such settlement (A) includes an unconditional release of the Company from all liability on claims that are the subject matter of such proceeding and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of the Company. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Holder or any other indemnified party and shall survive the transfer of any Registrable Securities.

(b) To the fullest extent permitted by law, each Holder will, severally and not jointly, indemnify and hold harmless the Company, each of its directors and officers, and each Person (other than such Holder) who controls the Company within the meaning of Section 15 of the Securities Act against all Losses (or actions in respect thereof) arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained or incorporated by reference in any preliminary or summary Prospectus, registration statement, any free writing prospectus (as defined in Rule 433 of the Securities Act) prepared or used by or on behalf of such Holder, or any information filed or required to be filed by such Holder pursuant to Rule 433(d), (ii) any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (iii) any violation (or alleged violation) by such Holder of the Securities Act, any state securities laws or any rule or regulation thereunder applicable to such Holder and relating to action or inaction required of such Holder in connection with any offering covered by such registration, qualification or compliance, and will reimburse the Company and such indemnified Persons for any legal or any other expenses reasonably incurred in connection with investigating or defending any such Loss, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) is made in reliance upon and in conformity with written information furnished to the Company by such Holder specifically for use therein; provided, however, that the obligations of any Holder hereunder shall not apply to amounts paid in settlement of any such Losses if such settlement is effected without the consent of such Holder unless such settlement (A) includes an unconditional release of such Holder from all liability on claims that are the subject matter of such proceeding and (B) does not include a statement as to, or an admission of, fault, culpability or a failure to act, by or on behalf of such Holder; and provided, further, however, that in no event shall any indemnity pursuant to this Section 2.8(b) exceed the net proceeds from the offering received by such Holder.

(c) Each Person entitled to indemnification pursuant to this Section 2.8 (each, an “Indemnified Party”) shall give notice to the party hereto required to provide indemnification pursuant to this Section 2.8 (the “Indemnifying Party”) promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of such claim or any litigation resulting therefrom, provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld), and the Indemnified Party may participate in such defense at its own expense, and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations pursuant to this Section 2.8 except to the extent that the Indemnified Party is materially prejudiced thereby. No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof a full and unconditional release of the Indemnified Party from all liability in respect of such claim or litigation. Each Indemnified Party shall furnish such information regarding itself or the claim in question as an Indemnifying Party may reasonably request in writing and as shall be reasonably required in connection with defense of such claim and litigation resulting therefrom.

(d) If the indemnification provided for in this Section 2.8 is held by a court of competent jurisdiction to be unavailable to an Indemnified Party with respect to any Loss, then the Indemnifying Party, in lieu of indemnifying such Indemnified Party hereunder, shall contribute to the amount paid or payable by such Indemnified Party as a result of such Loss in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party, on the one hand, and of the Indemnified Party, on the other hand, in connection with the statements or omissions that resulted in such Loss as well as any other relevant equitable considerations. The relative fault of the Indemnifying Party and of the Indemnified Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Indemnifying Party or by the Indemnified Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. No Person will be required pursuant to this Section 2.8(d) to contribute any amount in excess of the net proceeds from the offering received by such Person, except in the case of fraud or willful misconduct by such Person. The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 2.8(d) were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in this Section 2.8(d). No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of fraudulent misrepresentation.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with any underwritten public offering are in conflict with the foregoing provisions, the provisions of this Agreement shall control.

(f) Indemnification similar to that specified in the preceding provisions of this Section 2.8 (with appropriate modifications) shall be given by the Company and each seller of securities (including any Holder) with respect to any required registration or other qualification of securities pursuant to any federal or state law or regulation or governmental authority other than the Securities Act.

Section 2.9 Information by Holders. As a condition to the Company’s obligations to register securities for the account of any Holder, such Holder shall furnish to the Company such information regarding it and the distribution proposed by it as the Company may reasonably request and as shall be reasonably required in connection with any registration, qualification or compliance referred to in this Article II.

Section 2.10 Subsequent Registration Rights. The Company is not currently a party to any agreement with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which are on parity with or senior to, or inconsistent with, the registration rights granted to the Holders pursuant to this Agreement. From and after the Effective Date, the Company shall not enter into any agreement with any holder or prospective holder of any securities of the Company giving such holder any registration rights the terms of which are materially more favorable to the registration rights granted to the Holders pursuant to this Agreement. In no event shall the Company enter into any agreement with any holder or prospective holder of securities of the Company that provides such holder with any “demand” rights of the type contemplated by Section 2.2 (excluding “shelf rights” of the type contemplated by Section 2.1) or providing such holder with any “piggyback” rights on any registrations initiated by any Holder pursuant to this Agreement.

Section 2.11 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the Commission that may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its reasonable best efforts to:

(a) Make and keep available in accordance with Rule 144 adequate current public information with respect to the Company at all times; and

(b) File with the Commission in a timely manner all reports and other documents required of the Company pursuant to the Securities Act and the Exchange Act at any time.

Section 2.12 Termination of Registration Rights. Each Holder’s rights pursuant to Section 2 (other than Section 2.8) shall terminate on the first date on which (i) all Registrable Securities beneficially owned by such Holder constitute less than 5% of the then-outstanding Ordinary Shares, provided, that neither Total Solar’s nor TGEHF’s rights pursuant to Section 2 shall terminate until the amount of Registrable Securities held in aggregate by Total Solar and TGEHF constitutes less than 5% of the then-outstanding Ordinary Shares (ii) all Registrable Securities beneficially owned by such Holder may immediately be resold by such Holder pursuant to Rule 144 during any 90 day period without any volume limitation or other restrictions on transfer thereunder, or (iii) the Company ceases to be subject to the periodic reporting requirements pursuant to Section 13 or 15(d) of the Exchange Act. From and after the termination of such rights, such Holder shall have no further right to offer or sell any of the Registrable Securities pursuant to any registration statement (or any Prospectus relating thereto).

Section 2.13 Transfer or Assignment of Registration Rights. This Agreement may not be assigned by (a) the Company without the prior written consent of each Holder, except that the Company may assign this Agreement at any time in connection with a sale or acquisition of the Company, whether by merger, consolidation, sale of all or substantially all of the Company’s assets or similar transaction, provided that if the successor or acquiring Person has publicly traded equity securities, such Person will agree in writing to assume all of the Company’s rights and obligations under this Agreement, or (b) a Holder without the prior written consent of the Company, except that each Holder may assign its rights and obligations under this Agreement without such consent in connection with a transfer of its Ordinary Shares to an Affiliate of such Holder but only if such Affiliate has agreed in writing to be bound by the terms of this Agreement as a Holder to the extent and for the duration that such terms remain in effect. Any purported assignment or delegation in violation of this Section 2.13 shall be void and of no effect.

Section 2.14 Restrictions on Sale. The Company and each Holder agrees not to effect any sale or distribution of any securities similar to those being registered in accordance with Section 2.1 or Section 2.2, or any securities convertible into or exchangeable or exercisable for such securities, in each case, in connection with an underwritten offering during such period as the managing underwriter may reasonably request (but in any event no more than 90 days) beginning on, the effective date of any registration statement relating to an offering pursuant to Section 2.1 or the pricing of an offering pursuant to Section 2.2 (except as part of such registration statement and except pursuant to an Inapplicable Registration).

ARTICLE III

MISCELLANEOUS

Section 3.1 Modification; Waiver. This Agreement may be amended, modified or supplemented only by a written instrument duly executed by the Company and each Holder. No course of dealing between the Company or its subsidiaries and any Holder or any delay in exercising any rights hereunder will operate as a waiver of any rights of any party to this Agreement. The failure of any party hereto to enforce any of the provisions of this Agreement will in no way be construed as a waiver of such provisions and will not affect the right of such party thereafter to enforce each and every provision of this Agreement in accordance with its terms.

Section 3.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, (ii) if sent by electronic email before 5:00 p.m. in the time zone of the receiving party, when transmitted and receipt is confirmed, (iii) if sent by electronic email after 5:00 p.m. in the time zone of the receiving party and receipt is confirmed, on the following Business Day, and (iv) if otherwise actually personally delivered by hand, when delivered, in each case to the intended recipient, at the following addresses or email addresses (or at such other address or email address for a party as shall be specified by similar notice):

(a) If to the Company, to:

Maxeon Solar Technologies, Ltd.

8 Marina Boulevard #05-02

Marina Bay Financial Center, 018981

Singapore

Attention: Jeff Waters, Chief Executive Officer

Email: Jeff.Waters@sunpower.com

with copies (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

USA

Attention:	Eric M. Swedenburg
Sebastian Tiller

Email:	eswedenburg@stblaw.com
stiller@stblaw.com

and

Jones Day

250 Vesey Street

New York, New York 10281

USA

Attention: Randi C. Lesnick

Email: rclesnick@JonesDay.com

and

Jones Day

North Point

901 Lakeside Avenue

Cleveland, Ohio 44114

USA

Attention: Erin S. de la Mare

Email: esdelamare@JonesDay.com

(b) If to Total Solar, to:

Total Solar INTL

2 place Jean Millier-Arche Nord Coupole/Regnault

92078 Paris La Défense Cedex

France

Attention: Jean-Charles Arrago

Email: Jean-charles.arrago@total.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

45, rue Saint-Dominique

Paris, France 75007

Attention: Olivier du Mottay, Ryan Maierson

Email: Olivier.duMottay@lw.com, Ryan.Maierson@lw.com

(c) If to TGEHF, to:

Total Solar INTL

2 place Jean Millier-Arche Nord Coupole/Regnault

92078 Paris La Défense Cedex

France

Attention: Jean-Charles Arrago

Email: Jean-charles.arrago@total.com

with copies (which shall not constitute notice) to:

Latham & Watkins LLP

45, rue Saint-Dominique

Paris, France 75007

Attention: Olivier du Mottay, Ryan Maierson

Email: Olivier.duMottay@lw.com, Ryan.Maierson@lw.com

(d) If to TZS, to:

Zhonghuan Singapore Investment and Development Pte. Ltd.

c/o Tianjin Zhonghuan Semiconductor Co., Ltd

No. 12 East Haitai Road, Huayuan Industrial Park,

Hi-tech Industrial Zone, Tianjin, PR China

Attention: JIANG Yuan (Head of Investment Dept.); ZHAN Huimei (Head of Finance Dept.)

Email: jiangyuan@tjsemi.com; zhanhuimei@tjsemi.com

with copies (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

3001-3003, Tower 2,

Jing An Kerry Centre 1539 Nan Jing Road(W),

Shanghai 200040, PR China

Attention: Charles Ching; Chris Welty

Email: charles.ching@weil.com; chris.welty@weil.com

(d) if to any Holder other than Total Solar, TGEHF or TZS, at such Holder’s address as it appear in the records of the Company or the records of the transfer agent or registrar, if any, for the Ordinary Shares.

Section 3.3 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of New York, regardless of the laws that might otherwise govern pursuant to applicable principles of conflicts of law thereof.

Section 3.4 Entire Agreement. This Agreement and the exhibits hereto constitute the full and entire understanding and agreement between the parties hereto with regard to the subject matter hereof. No party hereto shall be liable or bound to any other party in any manner with regard to the subject matter hereof by any warranties, representations or covenants except as specifically set forth herein.

Section 3.5 Delays or Omissions. Except as expressly provided herein, no delay or omission to exercise any right, power or remedy accruing to any party to this Agreement upon any breach or default of any other party pursuant to this Agreement shall impair any such right, power or remedy of such non-defaulting party, nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part hereto of any party of any breach or default pursuant to this Agreement, or any waiver on the part of any party hereto of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either pursuant to this Agreement or by law or otherwise afforded to any party to this Agreement shall be cumulative and not alternative.

Section 3.6 Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance or in any jurisdiction, shall be held to be invalid, illegal and unenforceable to any extent by any court of law or arbitration tribunal of competent jurisdiction, (i) the remaining provisions of this Agreement shall not be affected thereby, and each other provision hereof shall be valid and enforceable to the fullest extent permitted by applicable law, (ii) as to such Person or circumstance or in such jurisdiction such provision shall be reformed to be valid and enforceable to the fullest extent permitted by applicable law and (iii) the application of such provision to other persons or circumstances or in other jurisdictions shall not be affected thereby.

Section 3.7 Titles and Subtitles. The table of contents, titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement. All references in this Agreement to articles, sections, paragraphs and exhibits shall, unless otherwise provided, refer to articles, sections and paragraphs hereof and exhibits attached hereto.

Section 3.8 Counterparts. This Agreement may be executed in separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. Any such counterpart, to the extent delivered by means of a fax machine or by ..pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 3.9 Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and other documents as any other party hereto reasonably may request in order to carry out the provisions of this Agreement and the consummation of the transactions contemplated hereby.

Section 3.10 Interpretation. This Agreement shall be construed reasonably to carry out its intent without presumption against or in favor of any party hereto. The parties hereto have participated jointly in negotiating and drafting this Agreement.

Section 3.11 Attorneys’ Fees. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party such reasonable fees and expenses of attorneys and accountants, which shall include all fees, costs and expenses of appeals.

Section 3.12 Certain References. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The terms “herein,” “hereof” or “hereunder” or similar terms as used in this Agreement refer to this entire Agreement and not to the particular provision in which the term is used. Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” shall not be exclusive. All references herein to “days” in this Agreement (excluding references to Business Days) are references to calendar days. Any reference to any statute or regulation refers to the statute or regulation as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, includes any rules and regulations promulgated pursuant to the statue) and any reference to any section of any statute or regulation includes any successor to the section. Any reference herein to “$” will mean U.S. dollars. When used herein, “to the extent” means the degree to which a subject or other thing extends, and such phrase does not mean simply “if”.

Section 3.13 Specific Performance. The parties hereto acknowledge and agree that the failure of any party to perform its agreements and covenants hereunder, including its failure to take all actions as are necessary on its part to the consummation of the transactions contemplated hereby, will cause irreparable injury to the other parties for which damages, even if available, will not be an adequate remedy. Accordingly, each party hereto hereby consents to the issuance of injunctive relief by any court or arbitration tribunal of competent jurisdiction to compel performance of such party’s obligations, to prevent breaches of this Agreement by such party and to the granting by any court or arbitration tribunal of the remedy of specific performance of such party’s obligations hereunder, without bond or other security being required, in addition to any other remedy to which any party is entitled at law or in equity. Each party hereto irrevocably waives any defenses based on adequacy of any other remedy, whether at law or in equity, that might be asserted as a bar to the remedy of specific performance of any of the terms or provisions hereof or injunctive relief in any action brought therefor by any party.

Section 3.14 Effectiveness. This Agreement shall become automatically effective as of the Effective Time. To the extent the Closing does not occur, the provisions of this Agreement shall be without any force or effect and shall create no rights or obligations on the part of any party hereto.

[Execution page follows.]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

COMPANY:

Maxeon Solar Technologies, Ltd.

By:	/s/ Jeffrey W. Waters
Name: Jeffrey W. Waters
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HOLDER:

Total Solar INTL SAS

By:	/s/ Noemie Malige
Name: Noemie Malige
Title: Managing Director

Total Gaz Electricité Holdings France SAS

By:	/s/ Laurent Vivier
Name: Laurent Vivier
Title: Managing Director

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HOLDER:

Zhonghuan Singapore Investment and Development Pte. Ltd.

By:

	Name:	Shilong QIN
	Title:	Director

[Signature Page to Registration Rights Agreement]